UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Notice of Annual and Extraordinary General Stockholders’ Meeting – April 29, 2016.

2.	Minutes of the Audit Committee

Item 1

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

Call to Annual and Extraordinary General Stockholders’ Meeting on first call, to be held on April 29th, 2016, at 3 pm, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of the persons in charge of approving and signing the Minutes.

2)	Consideration of the documents prescribed by Section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Buenos Aires Stock Exchange, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2015.

3)	Consideration of the non-appropriated profit amount as of December 31, 2015 of AR$ 1,891 million. The Board of Directors’ proposal consists of attributing $ AR$ 1,891 million to “Voluntary Reserve for the Future Distribution of Dividends”. Board of Directors’ authorization to deduct and distribute the “Voluntary Reserve for the Future Distribution of Dividends”.

4)	Consideration of the performance of the members of the Board of Directors and the Supervisory Committee who have served since April 29, 2015 until the date of this Stockholders’ Meeting and whose performance has not been previously considered.

5)	Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2015, from April 29, 2015 until de date of this Stockholders’ Meeting.

6)	Authorization to the Board of Directors to make advance payments of fees to those directors who shall perform their duties during Fiscal Year 2016, from April 29, 2016 until the annual stockholders’ meeting during which financial documents for Fiscal Year 2016 will be considered, subject to further consideration at such stockholders’ meeting.

7)	Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2015, from April 29, 2015 until the date of this Stockholders Meeting.

8)	Authorization to make advance payments of fees to those Supervisory Committee members who shall perform their duties during Fiscal Year 2016, from April 29, 2016 until the annual stockholders’ meeting during which financial documents for Fiscal Year 2016 will be considered, subject to further consideration at such stockholders’ meeting.

9)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2016.

10)	Determination of the compensation to the external auditors for the financial statements corresponding to Fiscal Year 2015.

11)	Consideration of the extension for three years (fiscal years 2016, 2017 and 2018) of the period during which the current external auditors (Price Waterhouse & Co. SRL) may continue auditing the Company, pursuant to the provisions of Resolution No. 639/2015 of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission]).

12)	Appointment of external auditors for financial statements for Fiscal Year 2016 and determination of their compensation.

13)	Consideration of the Audit Committee budget for Fiscal Year 2016.

THE BOARD

NOTE I: To attend the stockholders’ meeting, shareholders shall notify us of their attendance no less than three business days before the stockholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. The deadline is April 25, 2016, at 5.00 p.m. The address where the stockholders’ meeting will be held is not the Company’s headquarters.

NOTE II: If the Stockholders Meeting approves the creation of voluntary reserves exceeding an amount equal to the capital stock plus the legal reserve, Item 3 of the Agenda shall be considered pursuant to the rules applicable to extraordinary stockholders’ meetings (Sections 70 and 244 of Law 19,550) and shall be approved in accordance with the majority required by the last paragraph of Section 244 of said Law. The remaining items shall be considered pursuant to the rules applicable to ordinary stockholders’ meetings.

NOTE III: Upon registration to participate in the Stockholders’ Meeting and upon effective attendance, the details of each holder of record of the shares and its representative set forth in Section 22, Chapter II, Title II of the Rules of the CNV (N.T. 2013) shall be disclosed. Companies organized abroad and trusts and similar entities shall disclose the information and submit the documentation set forth in Sections 24, 25 and 26 of Chapter II, Title II of the Rules of the CNV (N.T. 2013).

NOTE IV: Any persons attending the Shareholders Meetings as custodians or managers of third parties’ shares are required to comply with the requirements of Section 9, Chapter II, Title II of the Rules of the CNV (N.T. 2013), so as to be eligible to cast a dissenting vote.

NOTE V: Printed copies of the documentation to be analyzed at the Stockholders’ Meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

NOTE VI: It is hereby requested that stockholders arrive at least 15 minutes before the beginning of the Stockholders’ Meeting, for purposes of submitting their proxies and executing the Attendance Registry.

/s/ María Blanco Salgado
María Blanco Salgado
Attorney in fact
Nortel Inversora S.A.

PROPOSALS MADE BY THE BOARD OF DIRECTORS IN CONNECTION WITH EACH OF THE ITEMS OF THE AGENDA

First Item: The Board of Directors proposes that the Meeting appoint the shareholder having registered the highest number of shares to participate in the Meeting and the persons to be appointed by the President, to approve and sign the minutes thereof.

Second Item: The Board of Directors proposes that the Meeting approves all documents for Fiscal Year 2015 (Annual Report –including the Report on Level of Compliance of CNV’s Corporate Governance Code, attached thereto as Schedule I-, Supplementary Financial Information, Report pursuant to Section 12, Chapter III, Title IV of the Rules of the CNV (N.T. 2013) and by Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee and all other documents for the fiscal year, including the documents in the English language required by the Securities and Exchange Commission) in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

Third Item: In connection with the non-appropriated profit as of December 31, 2015 of AR$ 1,891 million, the Board proposes to attribute such non-appropriated profit as follows:

AR$ Millions
Non-appropriated profit as of December 31, 2015	1,891
To Voluntary Reserve for the Future Distribution of Dividends	(1,891)

To next fiscal year	—

In addition, the Board proposes to the Stockholders’ Meeting that the Company’s Board be authorized to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s economic-financial conditions and future liquidity, as well as the use of the deducted amounts to pay the cash dividends.

Fourth Item:

The President informs that, as known to all present, an Ordinary and Extraordinary General Stockholders’ Meeting of the Company has been called to be held on April 8, 2016, to consider, among other issues, the performance of the members of the Board and Supervisory Commission whose resignations have been considered at the meeting of the Board of Directors held on March 8, 2016

No proposal is made in connection with this Item. The performance of the members of the Board of Directors and of the Supervisory Committee who have served since April 29, 2015 until the date of the Meeting and whose performance has not been previously considered, is subject to consideration at the Meeting.

Fifth Item: It is proposed that compensation be approved for services rendered by the Board of Directors during Fiscal Year 2015, from April 29, 2015 until the date of this Stockholders’ Meeting, in an aggregate amount of AR$ 6,235,000, which is within the 5% limit set forth by Section 261 of Law 19, 550 with respect to the “calculated profits” for such fiscal year and constitutes 0.33% of the “calculated profit” determined pursuant to Section 2 Part I, Chapter III, Title II –Issuers- of the Rules of the CNV (N.T. 2013).-, to be paid to the Board’s members in the manner to be decided by the Board, against which all advance payments received by the directors during Fiscal Year 2015 and until the date of the Meeting will be accounted.

Sixth Item: It is proposed that the Meeting authorize the Board of Directors to make advances to all Board’s members serving during Fiscal Year 2016, from April 29, 2016, until the date of the annual stockholders’ meeting during which financial documents for such year will be considered, subject to ratification by such meeting.

Seventh Item: It is proposed that compensation in an aggregate amount of AR$ 1,096,000 be approved for the Supervisory Committee for services rendered during Fiscal Year 2015, authorizing the Supervisory Committee to distribute such amount in the manner to be decided by it, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2015 and until the date of the Meeting will be accounted.

Eighth Item: It is proposed that the Meeting authorize the Board of Directors to make advances to the members of the Supervisory Committee serving during Fiscal Year 2016, from April 29, 2016, until the date of the annual stockholders’ meeting during which financial documents for such year will be considered, subject to ratification by such meeting.

Ninth Item: The Board of Directors refrains from making a proposal on the candidates to be appointed as regular members and alternate members of the Supervisory Committee. The Board reminds those shareholders proposing candidates for the Supervisory Committee that they must inform at the Meeting whether each candidate is “independent”. It reminds them that Section 79 of Law No. 26,831 provides that: “In companies authorized to make the public offering of shares or debt securities, all members of the Supervisory Committee must be independent”.

Tenth Item: It is proposed that the Meeting approves the fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2015, in the amount of AR$ 353,320 (VAT included).

Eleventh Item: The Board of Directors proposes to extend for three years (fiscal years 2016, 2017 and 2018) the period during which the current external auditors (Price Waterhouse & Co. SRL) may continue auditing the Company, if so decided by the applicable stockholders’ meetings.

Twelfth Item: The Board of Directors proposes the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2016. It is also proposed that the external auditors’ fees be determined by the stockholders’ meeting during which financial documents for Fiscal Year 2016 will be considered, and that the Meeting authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. If this proposal is approved, Mr. Carlos Alberto Pace would serve as certifying accountant and Mr. Marcelo Pfaff would serve as his alternate.

Thirteenth Item: In accordance with the assessment made by the Audit Committee, it is proposed that the Fiscal Year 2016 budget for the Audit Committee in an amount of AR$150,000 be approved.

/s/ María Blanco Salgado
María Blanco Salgado
Attorney in fact
Nortel Inversora S.A.

NORTEL INVERSORA S.A.	Item 2

Minute No.  157:

MEETING OF THE AUDIT COMMITTEE

Participating Members:	Mr. Julio Pedro Naveyra
José Carlos Cura
Patricio Gómez Sabaini

Date of Meeting:	March 22, 2016

Opinion on the proposals that the Board of Directors intends to submit to the Ordinary and Extraordinary General Stockholders’ Meeting.

Mr. President informs that the Company’s Board of Directors, pursuant to Sections 105 and 110, paragraphs a) and e) of Law No. 26,831 of Capital Markets and Section 10° of the Exchange Act of the United States of America, has requested this Committee, at the Board meeting held on February 26, 2016, to issue its opinion with respect to several proposals that the Board intends to submit to the Annual Ordinary and Extraordinary General Stockholders’ Meeting:

a) The proposal to pay to the Board of Directors acting during fiscal year 2015 (from April 29, 2015 until the date of the Stockholders’ Meeting that will consider their compensation) an aggregate compensation of AR$ 6,235,000.-, to be distributed among the members of the Board in the manner to be decided by it. Such amount represents 0,33 % of the “calculated profits” according to Section 2, Part I, Chapter III, Title II –Issuers- of the Rules of the Comisión Nacional de Valores [National Securities Commission] (“CNV”) (N.T. 2013).

Also, in connection with the above, it will be proposed that the Stockholders’ Meeting authorize the Board of Directors to make advance payments of fees payable to its members for up to an aggregate amount of AR$ 5,300,000.- to those directors who shall perform their duties during year 2016 (from the date of the stockholders meeting that will consider such advance payments until the stockholders meeting that will consider the documentation of fiscal year 2016), authorizing the Board to increase such amount in case of inflation.

b) The proposal to pay Price Waterhouse & Co., S.R.L. (“PWC”), for its services as External Auditors on Nortel Inversora S.A.’s financial statements for fiscal year 2015 an amount of AR$ 353,320.- (VAT included).

c) The proposal to extend for up to three additional years the audit firm rotation period of the current independent external auditors PWC, allowing such firm to act as external auditors of Nortel during fiscal years ending December 31, 2016, 2017 and 2018, if the applicable stockholders’ meetings were to appoint PWC to occupy that position.

d) The proposal to appoint PWC as External Auditors on the financial statements for fiscal year ending on December 31, 2016, acting Mr. Carlos Alberto Pace as certifying accountant and Mr. Marcelo Pfaff as his alternate. This proposal is introduced as a result of the Board’s decision to propose to the Stockholders’ Meeting the extension for up to three additional years of the external auditors’ rotation period pursuant to Resolution N°639/2015 of the CNV, and the appointment of PWC will be possible only if the Stockholders’ Meeting approves the proposal to extend such rotation period.

In addition, the Board requests the Audit Committee to assess the budget that should be submitted to the Stockholders’ Meeting’s approval, for the Audit Committees activities during fiscal year 2016.

Following the submittal of the above referred proposals to the members of the Committee for their consideration, the Committee resolves to treat such proposals in the order in which they were presented.

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NORTEL INVERSORA S.A.

a)	In connection with the proposal to pay an aggregate compensation of AR$ 6,235,000.- to the members of the Board of Directors who rendered their services during fiscal year 2015, to be distributed among the members of the Board in the manner to be decided by it, this Committee concludes that the compensation proposed by the Board of Directors is “adequate” in the terms of Section 2, paragraph d), Part I, Chapter III, Title II –Issuers- of the Rules of the CNV (N.T. 2013), as compared with those paid by the Company in former fiscal years and with the compensations paid in other companies according to the information consulted by the Committee, taking into account the responsibilities, representation, technical tasks, dedication to their functions and competence of the Board members, and not resulting such compensation in a breach of any legal, regulatory or self- regulatory rule applicable to the Company. In addition, the members of the Committee unanimously consider reasonable the proposal to authorize the Board of Directors to make advance payments of fees payable for up to an aggregate amount of AR$ 5,300,000 to those directors who shall perform their duties during year 2016, authorizing the Board to increase such amount in case of inflation, since such is a market practice.

b)	With respect to the Board of Directors’ proposal to pay PWC for their services rendered as External Auditors on Nortel Inversora S.A.’s financial statements for fiscal year 2015 total fees for an amount of AR$ 353,320.- (VAT included), the Committee unanimously resolves to approve such proposal, considering it to be reasonable, taking into account that the proposed fees are appropriate vis a vis the importance and quality of the task performed by the External Auditors, and that they are within the range of fees approved in other companies of characteristics similar to those of Nortel Inversora S.A.

c)	In connection with the proposal to extend for up to three additional years the audit firm rotation period of the current independent external auditors PWC, allowing such firm to act as external auditors of Nortel during fiscal years ending December 31, 2016, 2017 and 2018, if the applicable stockholders’ meetings were to appoint PWC to occupy that position, the Board has taken into consideration that:

1.	PWC is a renowned and prestigious accounting firm, both locally and internationally, with ample and prominent professional activities, which adjusts its procedures to demanding standards of quality and independence for the execution of its audit activities.

2.	According to this Audit Committee’s annual assessment of PWC’s performance, PWC –in its role as external auditor of the Company–, has always satisfied the conditions of independence and effective performance, making the audited information trustworthy for third parties;

3.	The activities carried out by PWC during all the years in which it has audited the Company’s financial statements have never received any objection or questioning from the Board, the Audit Committee or the Supervisory Committee, nor from any corporate regulatory authority, local or international. Neither has this Audit Committee known of any objections made by professional entities against PWC’s performance as external auditor of other companies;

4.	During the years in which PWC has worked for the Company, PWC has acquired a deep knowledge of Grupo Telecom’s business, both locally and international, as well as of the way in which its internal audit structure generates financial information. This facilitates, and adds quality to, the external audit activities, and allows PWC to be very cost effective when submitting a professional proposal;

5.	The international experience of PWC constitutes an additional warranty for the audit of the Company’s financial statements that the Company must file before the Securities & Exchange Commission.

The Audit Committee discusses the proposed firm’s background and its performance in previous fiscal years, as well as all other considerations referred to above, and unanimously resolves to issue a favorable opinion to the Board in connection with its proposal to extend for up to three additional years the audit firm rotation period of the current independent external auditors PWC, allowing such firm to act as external auditors of Nortel during fiscal years ending December 31, 2016, 2017 and 2018, if the applicable stockholders’ meetings were to appoint PWC to occupy that position.

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NORTEL INVERSORA S.A.

d)	Following submittal to the members of the Committee of the Board’s proposal to appoint PWC as External Auditors of the company’s financial statements for fiscal year ending December 31, 2016, acting Mr. Carlos Alberto Pace as certifying accountant and Marcelo Pfaff as his alternate, and taking into account all considerations referred to above when analyzing the proposal to extend for up to three additional years the external auditors’ rotation period pursuant to Resolution N°639/2015 of the CNV, the Audit Committee unanimously resolves to give the Board of Directors an opinion in favor of the proposal to appoint PWC as external auditors for fiscal year 2016.

Budget for the Audit Committee

Thereafter, the Committee analyzes the necessary amount for its activities during fiscal year 2016. Following a brief discussion on the above and taking into account the needs and costs of training and advice estimated for this year, the Committee considers reasonable to request the Stockholders’ Meeting to approve a budget of Argentine pesos one hundred fifty thousand (AR$ 150,000.-) for fiscal year 2016.

/s/ Julio Pedro Naveyra	/s/ José Carlos Cura	/s/ Patricio Gómez Sabaini
Julio Pedro Naveyra President	José Carlos Cura	Patricio Gómez Sabaini

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 29, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations